

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "VOICED MEDIA, INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF DECEMBER, A.D. 2024, AT 10:42 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

5133768 8100
SR# 20244367250

Authentication: 205022657
Date: 12-03-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:42 AM 12/03/2024
FILED 10:42 AM 12/03/2024
SR 20244367250 - File Number 5133768

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

VOICED MEDIA, INC.

VOICED MEDIA, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby certify as follows:

FIRST: The certificate of incorporation of the Corporation is hereby amended by striking out Article IV thereof and by substituting in lieu of said Article the following new Article:

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 55,000,000, which shall consist of (i) 50,000,000 shares of common stock, $0.001 par value per share (the "***Common Stock***") and (ii) 5,000,000 shares of blank check preferred stock, $0.001 par value per share (the "***Preferred Stock***").

Upon effectiveness of this First Amendment to the Certificate of Incorporation (the "***Split Effective Time***"), each share of Common Stock issued and outstanding immediately prior to Split Effective Time shall be automatically changed and reclassified into a larger number of shares such that one (1) share of issued Common Stock immediately prior to the Split Effective Time is reclassified into one hundred thousand (100,000) shares of Common Stock. Notwithstanding the immediately preceding sentence, there shall be no fractional shares issued, and any fraction of a share as a result of the reclassification, following the Split Effective Time, shall be rounded down. No stockholders will receive cash in lieu of fractional shares.

The blank check Preferred Stock may be issued in one or more series, from time to time, with each series to have such designation, relative rights, preferences or limitations, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series adopted by the Board, subject to the limitations prescribed by law and in accordance with the provisions hereof, the Board being hereby expressly vested with authority to adopt any such resolution or resolutions.

(i) The distinctive designation and number of shares comprising such series, which number may (except where otherwise provided by the Board increasing such series) be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board;

(ii) The dividend rate of such series, the condition and time upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of Common or Preferred Stock or series thereof, or any other series of the same class, and whether such dividends shall be cumulative, or non-cumulative;

(iii) The conditions upon which the shares of such series shall be subject to redemption by the Corporation and the times, prices and other terms and provisions upon which the shares of the series may be redeemed;

(iv) Whether or not the shares of the series shall be subject to the operation of a retirement or sinking fund to be applied to the purchase or redemption of such shares and, if such retirement or sinking fund be established, the annual amount thereof and the terms and provisions relative to the operation thereof;

(v) Whether or not the shares of the series shall be convertible into or exchangeable for share of any other class or classes, with or without par value, or of any other series of the same class, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

(vi) Whether or not the shares of the series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(vii) The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or upon the distribution of assets of the Corporation; and

(viii) Any other powers, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of the shares of such series, as the Board may deem advisable and as shall not be inconsistent with the provisions of this First Amendment to the Certificate of Incorporation.

SERIES X PREFERRED STOCK.   The Series X Preferred Stock shall have the following designation, relative rights, preferences or limitations:

(i)   DESIGNATION AND AMOUNT. Shares of Preferred Stock shall be designated as "***SERIES X PREFERRED STOCK.***" The Series X Preferred Stock shall be non-equity shares with a par value of $0.001 per share, and the number of shares constituting such series shall be two (2).

(ii)   DIVIDENDS AND DISTRIBUTIONS. The Series X Preferred Stock shall not entitle the holder to any dividends or preference on distribution.

(iii)   CONVERSION RIGHTS. The Series X Preferred Stock shall not be convertible into any class of securities of the Corporation.

(iv)   VOTING RIGHTS. Each holder of one share of the Series X Preferred Stock shall have the right to vote on all matters submitted for a vote to shareholders of the Corporation and shall have the right to vote to the extent of fifty times (50x) the number of shares of Common Stock owned by each holder.

(v)   WAIVER. Any of the rights, powers, preferences and other terms of the Series X Preferred Stock set forth herein may be waived on behalf of the holder of Series X Preferred Stock in its sole discretion.

(vi)   LIQUIDATION, DISSOLUTION OR WINDING UP. Upon any liquidation, dissolution or winding up of the Corporation, the holder of shares of Series X Preferred Stock shall not be entitled to receive any distribution.

(vii)   CONSOLIDATION, MERGER, ETC. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case, the shares of Series X Preferred Stock shall not be similarly exchanged or changed into preferred stock of the surviving corporation with the same rights and preferences as the Series X Preferred Stock.

(viii)   AMENDMENT. The First Amendment to the Certificate of Incorporation of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series X Preferred Stock so as to affect them adversely without the consent of the holders of the Series X Preferred Stock.

SECOND: The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 141(f) and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on its behalf as of this 2nd day of December, 2024.

VOICED MEDIA, INC.

By: _____
Name: Jason Jadidian
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:03 PM 12/15/2016
FILED 05:03 PM 12/15/2016
SR 20167107988 - File Number 5133768

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Wall Street Sparks, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows:

"The name of this corporation is: Voiced Media, Inc."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 15th day of December, 2016.

By: [signature]
Authorized Officer

Title: Jason Jadidian

Name: President
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:27 PM 04/02/2012
FILED 05:27 PM 04/02/2012
SRV 120386658 - 5133768 FILE

CERTIFICATE OF INCORPORATION
OF
WALL STREET SPARKS, INC.

The undersigned, for the purposes of forming a corporation under the laws of the State of Delaware, does make, file and record this Certificate of Incorporation, and does hereby certify as follows:

FIRST: The name of the corporation is Wall Street Sparks, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 1811 Silverside Road, Wilmington, Delaware 19810, New Castle County. The name of the Corporation's registered agent at such address is VCorp Services, LLC.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as amended from time to time (the "DGCL").

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Two Hundred (200) shares of common stock, no par value ("Common Stock"). Except as otherwise required by law, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

FIFTH: The name and mailing address of the sole incorporator of the Corporation are as follows:

> Name: George S. Georgiades, Esq.
> Address: c/o Ellenoff Grossman & Schole LLP
> 150 East 42nd Street
> New York, NY 10017

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A.   Election of directors need not be by ballot unless the by-laws of the Corporation so provide.

B.   The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the by-laws of the Corporation.

C.   The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the

{00198352.DOC.1}

stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors' interests, or for any other reason.

D.   In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

SEVENTH: A.   A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B.   The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

EIGHTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

NINTH: The Corporation hereby elects not to be governed by Section 203 of the DGCL.

IN WITNESS WHEREOF, the undersigned incorporator has executed this Certificate of Incorporation this 30th day of March 2012.

/s/ George S. Georgiades
Sole Incorporator